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                     January 17, 2024

       James J. Sebra
       Chief Financial Officer and Treasurer
       Independence Realty Trust, Inc.
       1835 Market Street, Suite 2601
       Philadelphia, PA 19103

                                                        Re: Independence Realty
Trust, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-36041

       Dear James J. Sebra:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction